[TARGETED GENETICS LETTERHEAD]

November 13, 2007

VIA FACSIMILE (202) 772-9217 AND EDGAR

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Targeted Genetics Corporation
Schedule 14A - Filed November 6, 2007
File No. 0-23930

Dear Mr. Riedler:

This letter sets forth the response of Targeted Genetics Corporation, a Washington corporation (the “Company”), to the comments set forth in the Staff’s letter dated November 8, 2007 in connection with the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2007. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. In addition, we have attached as Exhibit A to this letter, a redline copy of the changed page to the Preliminary Proxy Statement (the “Revised Proxy Statement”), showing the changes to the disclosure that the Company proposes in response to the Staff’s comments. Upon approval of the Staff, we will file and mail a definitive proxy statement (the “Definitive Proxy Statement”) incorporating these changes.

Preliminary Proxy Statement on Schedule 14A

Proposal Two, page 4

Comment No. 1

We note you seek to increase the authorized shares of preferred stock from 600,000 to 10,000,000. You also list various potential uses for the additional shares.

•	Please include a definitive statement as to whether or not the company currently has any plans to issue any of the preferred shares that would be authorized through this proposal.

Mr. Jeffrey Riedler
November 13, 2007

•
If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined, quantify the approximate number of shares associated with each such plan, and describe the rights and preferences that will be assigned to the preferred stock.

Response No. 1

The Company will update the disclosure in its Definitive Proxy Statement in the section entitled “Proposal Two” to include the following: “We currently do not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of preferred stock.” See the updated disclosure in the section entitled “Proposal Two” in the Revised Proxy Statement.

As the Company does not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of preferred stock, the second part of the Staff's first comment is not applicable.

Comment No. 2

Since you are proposing to authorize additional shares of preferred stock, it appears you may be required, pursuant to Item 11(e) of Schedule 14A, to provide financial statements and other information described in Item 13 of Schedule 14A. Please include this information in your proxy statement or provide us with an analysis explaining why this information is not necessary. See Instruction 1 to Item 13 of Schedule 14A.

Response No. 2

As the Company does not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of preferred stock, in accordance with Instruction 1 to Item 13 of Schedule 14A, no additional disclosure is required in connection with the Staff's second comment.

Additionally, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler
November 13, 2007

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 521-7881 or Mike Piraino at (206) 839-4374.

Respectfully submitted,

/s/ David J. Poston

David J. Poston
Vice President and Chief Financial Officer
Targeted Genetics Corporation

cc:	Stephen M. Graham, Orrick, Herrington & Sutcliffe LLP
Michael C. Piraino, Orrick, Herrington & Sutcliffe LLP

EXHIBIT A
REVISED PROXY STATEMENT
(see attached)

PROPOSAL TWO

AMENDMENT TO OUR RESTATED ARTICLES
TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK

Our Board of Directors has approved, and recommends that our shareholders approve, an amendment to our Restated Articles in substantially the form attached to this proxy statement as Annex B. The current number of authorized shares of preferred stock of the Company is 600,000 shares and, as of the record date, no shares of our preferred stock were outstanding. The proposed amendment would increase the number of authorized shares of preferred stock of the Company to 10,000,000 shares. If approved by our shareholders, the amendment will become effective upon its filing with the Secretary of State of Washington.

We propose to increase the number of authorized shares of our preferred stock to 10,000,000 to enable us to consider potential future issuances of stock that may be desirable or necessary to accommodate our business plan. Preferred stock gives our Board of Directors more flexibility in structuring the equity of the Company because they can control the designations, powers, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of the class or series issued. We may use the additional shares to fund our continuing operations by raising additional capital through future issuances of securities. We may also issue additional shares of preferred stock in connection with the acquisition of complementary businesses or technologies or for other general corporate purposes.

Once authorized, the additional shares of preferred stock may be issued upon the approval of our Board of Directors but without further approval of our shareholders, unless shareholder approval is required under any applicable law or rule of any securities market on which our securities are traded. Our Board of Directors will have the same powers with respect to the additional shares of preferred stock to be authorized as with the currently authorized preferred stock. The Board of Directors is empowered to authorize, by resolution or resolutions from time to time the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, including those superior to existing classes of stock, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the Washington Business Corporations Act, as amended from time to time. The issuance of such additional authorized shares of preferred stock could affect the voting rights of our current shareholders because there could be an increase in the number of outstanding shares entitled to vote on corporate matters, including the election of directors, if and when such shares of preferred stock are issued in the future and if such preferred shares are given voting rights. Such additional issuance could also result in dilution of the share holdings of existing shareholders. The holders of our preferred stock would not be entitled to preemptive rights with respect to the issuance of additional shares of our common stock or securities convertible into or exercisable for our common stock.

The increase in the number of authorized shares of preferred stock and the subsequent issuance of all or a portion of those shares could have the effect of delaying or preventing a change of control without further action by the shareholders. Subject to applicable law and stock exchange requirements, we could issue shares of authorized and unissued preferred stock in one or more transactions that would make a change of control more difficult and therefore less likely. Any issuance of additional shares could have the effect of diluting the stock ownership and voting rights of an entity seeking to obtain control of Targeted Genetics. We currently do not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of preferred stock.

The amendment in Annex B has been drafted assuming only this proposal is approved by the shareholders. If both Proposal One and Proposal Two are approved by the shareholders, the amendment that will be filed with the Washington Secretary of State will incorporate both amendments.

Approval of this amendment requires the affirmative vote of a majority of the outstanding shares of common stock. Abstentions and broker non-votes will have the same effect as votes against this proposal.

Our Board of Directors believes that approval of this amendment is in the best interest of our shareholders and that this amendment is necessary to provide us with the flexibility to pursue additional capital financing opportunities and licensing and other strategic transactions. If this amendment is not approved, we may have insufficient shares of preferred stock authorized to complete these types of transactions in the future and to carry out our business plan.

The Board of Directors recommends that you vote
FOR Proposal Two.